UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 000-23016

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jason Pharmaceuticals, Inc. 401(k)Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Medifast, Inc.
11445 Cronhill Dr.
Owings Mills, MD  21117

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Jason Pharmaceuticals, Inc. 401(k) Plan
(Name of Plan)

Date: June 29, 2009	/s/ Michael S. McDevitt
Michael S. McDevitt
Chief Executive Officer and Chief Financial Officer
Medifast, Inc.

JASON PHARMACEUTICALS, INC 401(k) PLAN

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2008

JASON PHARMACEUTICALS, INC 401(k)

DECEMBER 31, 2008

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for
Benefits, December 31, 2008 and 2007*	2

Statements of Changes in Net Assets Available
for Benefits for the years ended
December 31, 2008	3

Notes to Financial Statements	4-11

Supplemental Schedule

Schedule of Assets
(Held at the End of the Year) December 31, 2008	12

* Fiscal year 2007 were unaudited, and is being included for presentation purpose only.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC
Certified Public Accountants
406 Lippincott Drive, Suite J
Marlton, NJ 08053
856-355-5900

To the 401(k) Plan Administrative and Investment Committee and Participants
Jason Pharmaceuticals, Inc. 401(k) Plan

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Jason Pharmaceuticals, Inc 401(k) Plan as of December 31, 2008, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and performed the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2008, and the changes in its net assets available for plan benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the 2008 basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) — Schedule Of Assets (Held At End Of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the 2008 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey
June 29, 2009

JASON PHARMACEUTICALS, INC 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31,

	2008	2007*
ASSETS

Investments (at fair value)	$990,562	$1,128,453

Receivables:
Employer’s contribution	4,902	4,050
Participants’ contributions	9,804	8,100
	14,706	12,150

TOTAL ASSETS	1,005,268	1,140,603

LIABILITIES
Accounts payable	8,372	-

TOTAL LIABILITIES	8,372	-

NET ASSETS AVAILABLE FOR BENEFITS	$996,896	$1,140,603

* Fiscal year 2007 was unaudited and is being included for presentation purpose only.

See accompanying notes to financial statements

JASON PHARMACEUTICALS, INC 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS

Additions to net assets attributed to:
Investment income:
Net (depreciation) in fair value of investments	$(407,024)
Interest	4,740
(402,284)

Less investment expenses	(6,381)
(408,665)
Contributions:
Participants’	278,002
Employer’s	97,710
375,712

TOTAL ADDITIONS	(32,953)

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants	88,937
Return of excess contribution:	8,372
Administration expenses	13,445

TOTAL DEDUCTIONS	102,382

NET (DECREASE)	$(135,335)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,140,603

END OF YEAR	$1,005,268

See accompanying notes to financial statements

JASON PHARMACEUTICALS, INC 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1—	DESCRIPTION OF PLAN

The following description of the Jason Pharmaceuticals, Inc (“Company”) 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

Jason Pharmaceuticals, Inc. 401 (k) Plan (the Plan) is a defined contribution plan covering all full-time employees of Jason Pharmaceuticals, Inc. who have completed 12 months of service or attained 1,000 hours of service, are age 21 or older and are employed by Jason Pharmaceuticals, Inc. on the last day of the Plan year.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

Each year participants may contribute to the plan by signing a salary deferral agreement (as defined in the Plan), which then will be deducted on a pre-tax basis.  The Company will contribute a matching contribution based upon the participant’s salary deferral for the Plan year. The Company has chosen to contribute 50% of the first 6% of a participant’s salary deferral. However, a participant’s total deferrals in any taxable year may not exceed a dollar limitation, which is set by law - $15,500 for 2008.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. In 2008, catch-up contributions limit is set to $5,000. These limits will be increased in future years for cost of living changes. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants may change contribution rates at any time after initial eligibility. Contributions are subject to certain limitations.

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

JASON PHARMACEUTICALS, INC 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2008

NOTE 1—	DESCRIPTION OF PLAN (CONTINUED)

Vesting:

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of credited service.

Participant Loans:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 6% to 10%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits:

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts.:

At December 31, 2008 forfeited non-vested accounts totaled $4,455. These accounts will be used to reduce future employer contributions.

Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

JASON PHARMACEUTICALS, INC 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2008

NOTE 2—	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition:

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits:

Benefits are recorded when paid.

Operating Expenses:

All expenses of maintaining the Plan are applied against forfeited amounts. Any excess is allocated to individual participants.

JASON PHARMACEUTICALS, INC 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2008

NOTE 3—	FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefit.

		Fair Value Measurements Using:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2008
Mutual funds	$833,822	$833,822	$-	$-
Investment contract with insurance company	143,491	-	-	143,491
Participant loans	13,249	-	-	13,249
Total	$990,562	$833,822	$-	$156,740

December 31, 2007*
Mutual funds	$1,003,386	$1,003,386	$-	$-
Investment contract with insurance company	113,757	-	-	113,757
Participant loans	11,310	-	-	11,310
Total	$1,128,453	$1,003,386	$-	$125,067

* Fiscal year 2007 was unaudited, and is being included for presentational purposes only.

JASON PHARMACEUTICALS, INC 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2008

NOTE 3—	FAIR VALUE MEASUREMENTS (CONTINUED)

SFAS No. 157, Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, and Level 3 inputs have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 2 inputs were available to the Plan, and Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

Level 1 Fair Value Measurements:

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Fair Value Measurements:

Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Fair Value Measurements:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

JASON PHARMACEUTICALS, INC 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2008

NOTE 3—	FAIR VALUE MEASUREMENTS (CONTINUED)

Fair Value Measurements Using Significant

Unobservable Inputs (Level 3):

	Investment	Participant
	Contract	Loans	Total
December 31, 2008
Beginning balance	$113,757	$11,310	$125,067
Total gains or losses (realized and unrealized) included in changes in net assets available for benefits	-	-	-
Purchases, sales, issuances, and settlements (net)	29,734	1,939	31,673
Ending balance	$143,491	$13,249	$156,740

December 31, 2007
Beginning balance	$80,972	$7,510	$88,482
Total gains or losses (realized and unrealized) included in changes in net assets available for benefits	-	-	-
Purchases, sales, issuances, and settlements (net)	32,785	3,800	36,585
Ending balance	$113,757	$11,310	$125,067

Gains and losses (realized and unrealized) included in changes in net assets available for benefits for the year ended December 31, 2008 are reported in net appreciation in fair value of investments.

JASON PHARMACEUTICALS, INC 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2008

NOTE 4—	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

2008
Fund
Lincoln SA48 Afis Growth	109,854
Lincoln SA35 Fidelity VIP Contrafund	103,962
Lincoln SA14 Short Term	85,016
Lincoln SA56 Delaware VIP Small Cap Value	40,434
Lincoln SA21 Balanced	39,578
Group Variable Annuity Contract	143,491

NOTE 5—	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

NOTE 6—	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 27, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

JASON PHARMACEUTICALS, INC 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2008

NOTE 7—	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

2008

Net assets available for benefits per the financial statements	$996,896
Amounts distributed to participants for loans	(13,249)
Employer and employee contributions	(14,706)
Refund of excess distributions	8,372

Net assets available for benefits per the Form 5500	$977,313

SUPPLEMENTAL SCHEDULE

JASON PHARMACEUTICALS, INC 401(k) PLAN
EIN: 52-1237423
Plan Number: 64312
Schedule H, line 4i—Schedule of Assets (Held At End of Year)

DECEMBER 31, 2008

(a)	(b) Identification of Issue, Borrower, Lessor or Similar Party	(c ) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Mutual Funds
*	Lincoln Financial Group	Short Term	**	85,016
*	Lincoln Financial Group	Balanced	**	39,578
*	Lincoln Financial Group	Afis Growth	**	109,854
*	Lincoln Financial Group	Delaware VIP Small Cap Value	**	40,434
*	Lincoln Financial Group	Fidelity VIP Contrafund	**	103,962
*	Lincoln Financial Group	American Century VP Inflation Protected	**	3,183
*	Lincoln Financial Group	Delaware VIP Diversified	**	1,627
*	Lincoln Financial Group	Delavare VIP Capital Reserves	**	5,433
*	Lincoln Financial Group	Government/Corporate Bond	**	36,688
*	Lincoln Financial Group	High Yield Bond	**	19,431
*	Lincoln Financial Group	Templeton Global Income	**	1,595
*	Lincoln Financial Group	Aggressive Balanced	**	329
*	Lincoln Financial Group	Alliance Bernstein VPS Growth	**	4,011
*	Lincoln Financial Group	Afis Growth-Income	**	22,569
*	Lincoln Financial Group	Blackrock Large Cap Value	**	5,107
*	Lincoln Financial Group	Conservative Balanced	**	436
*	Lincoln Financial Group	Delaware VIP Value	**	392
*	Lincoln Financial Group	Fidelity VIP Equity-Income	**	26,861
*	Lincoln Financial Group	LVIP Wilshire Conservative	**	1,594
*	Lincoln Financial Group	LVIP Wilshire Moderate	**	23,857
*	Lincoln Financial Group	LVIP Wilshire Moderate Pro	**	3,197
*	Lincoln Financial Group	Value Equity	**	852
*	Lincoln Financial Group	Afis International	**	19,811
*	Lincoln Financial Group	Afis Global Growth	**	17,734
*	Lincoln Financial Group	Blackrock Capital Appreciation	**	1,352
*	Lincoln Financial Group	Blackrock Mid-Cap Value	**	9,562
*	Lincoln Financial Group	LVIP Cohen & Steers Global	**	2,822
*	Lincoln Financial Group	Core Equity	**	30,037
*	Lincoln Financial Group	Fidelity VIP Growth	**	4,931

				OVER

(a)	(b) Identification of Issue, Borrower, Lessor or Similar Party	(c ) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

*	Lincoln Financial Group	Fidelity VIP Overseas	**	28,926
*	Lincoln Financial Group	International Equity	**	8,559
*	Lincoln Financial Group	Janus Aspen Series Large	**	9,891
*	Lincoln Financial Group	Large Capitalization Equity	**	3,171
*	Lincoln Financial Group	LVIP Delavare Social Aware	**	14,206
*	Lincoln Financial Group	LVIP Mid-Cap Value	**	1,425
*	Lincoln Financial Group	LVIP SSGA S&P500 Index	**	28,624
*	Lincoln Financial Group	LVIP T. Rowe Price Growth	**	2,042
*	Lincoln Financial Group	LVIP Templeton Growth	**	1,701
*	Lincoln Financial Group	LVIP Wilshire Aggressive	**	11,325
*	Lincoln Financial Group	LVIP Wilshire 2040	**	186
*	Lincoln Financial Group	MFS VIT Utilities Series	**	4,537
*	Lincoln Financial Group	Afis Global Small Capital	**	32,155
*	Lincoln Financial Group	Alliance Berstein VPS Global	**	2,052
*	Lincoln Financial Group	Blackrock Aurora	**	6,488
*	Lincoln Financial Group	Blackrock Global Resources	**	11,431
*	Lincoln Financial Group	Blackrock Small/Mid-Cap Growth	**	8,513
*	Lincoln Financial Group	Delaware VIP Emerging Markets	**	11,516
*	Lincoln Financial Group	Fidelity VIP Mid-Cap	**	4,526
*	Lincoln Financial Group	Janus Aspen Series Mid-Cap	**	1,683
*	Lincoln Financial Group	LVIP SSGA Small Cap Index	**	285
*	Lincoln Financial Group	Medium Capitalization Equity	**	433
*	Lincoln Financial Group	MFS VIT Growth Series	**	8,911
*	Lincoln Financial Group	Small Capitalization Equity	**	8,983

*	Party-in-interest as defined by ERISA.

**	The cost of participant-directed investments is not required to be disclosed.